Exhibit 99.1

Qihoo 360 Reports Second Quarter 2015 Unaudited Financial Results

BEIJING, September 1, 2015 — Qihoo 360 Technology Co. Ltd. (“Qihoo 360” or the “Company”) (NYSE: QIHU), a leading Internet company in China, today reported its unaudited financial results for the second quarter ended June 30, 2015.

Second Quarter Financial Highlights1

•	Revenues were $438.3 million, a 37.9% increase from $317.9 million in the second quarter of 2014.

•	Net income attributable to Qihoo 360 was $81.4 million, compared to $39.1 million in the second quarter of 2014.
•	Non-GAAP net income attributable to Qihoo 360 (1) was $116.9 million, compared to $69.2 million in the second quarter of 2014.
•	Diluted earnings per ADS(2) (“EPADS”) attributable to Qihoo 360 was $0.62, compared to $0.30 in the same period last year.
•	Non-GAAP diluted EPADS attributable to Qihoo 360 (1) was $0.82, compared to $0.50 in the same period last year.

Second Quarter Operating Metrics

•	Total monthly active users of Qihoo 360’s PC-based products and services reached 514 million in June 2015, compared to 496 million in June 2014(3).
•	User penetration of Qihoo 360’s PC-based products was 96.6% in June 2015, compared to 93.9% in June 2014(3).
•	Total smartphone users of Qihoo 360’s primary mobile security product (4) reached a record 799 million in June 2015, compared to 641 million in June 2014(5).

1 Non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections titled "About Non-GAAP Financial Measures" and "Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures" at the end of the press release.

2 American Depositary Shares, which are traded on the NYSE. Every two ADSs represent three

Class A ordinary shares of the Company.

3 User and market penetration data is based on data from iResearch as of June 2015.

4 360 Mobile Safe is the Company’s primary mobile security product.

5 Company data as of June 2015. Daily clicks include clicks on www.360kan.com, formerly known as v.360.cn

•	The number of monthly active users of Qihoo 360’s PC browsers was 388 million and user penetration was 73.0% in June 2015, compared to 345 million and 65.2% in June 2014 (3), respectively.
•	The number of average daily unique visitors to the 360 Personal Start-up Page and its sub-pages was 131 million in the second quarter of 2015, compared to 128 million in the second quarter of 2014(5).

•	Average daily clicks on Qihoo 360’s Personal Start-up Page and its sub-pages was approximately 677 million in the second quarter of 2015, compared to 749 million in the second quarter of 2014(5).

“We are pleased to report another quarter of solid growth,” said Mr. Hongyi Zhou, Chairman and Chief Executive Officer of Qihoo 360. “As we continued to maintain our leadership position in key product categories, we took initiatives to further expand our footprint into some important mobile- Internet-related fields, such as smart hardware and smart phones. During the quarter we launched 360 Auto Guard (automobile data recorder) and a new generation of 360 Kids Guard. These products were well received by users. We believe that smart hardware and IOT (Internet of Things) devices present emerging opportunities to form deeper relationships with the massive number of mobile end users in the future.

“Last week, we launched three smartphone models under the QIKU brand and started to take pre- orders on September 1, 2015. The launch represents an important milestone for us in our efforts to establish QIKU as one of the leading and most innovative smartphone brands in China. The new models are designed and built very well, and we received encouraging positive feedback from users and industry participants. The embedded security features of our smartphones and smart hardware enable us to expand our services and brand influence from online to offline and from virtual to real settings. We view smartphones and smart hardware as critical components of our long-term mobile strategy,” concluded Mr. Zhou.

Mr. Xiangdong Qi, President of Qihoo 360, added, “We are heartened to see continued solid growth in our business. Online advertising grew 71.6% year-over-year, supported by strong contributions from search monetization. Internet value added services performed largely in line with expectations, despite continued suspension of online lottery operations. We made further progress in our enterprise security operations and continued to gain traction among potential institutional clients. We will continue to make investments over the next few quarters to strengthen our brand and market position, and to improve our product and technology, particularly in new product and service initiatives. We believe such investments will provide a solid foundation for our future growth.”

Second Quarter 2015 Results

Revenues

Revenues were $438.3 million, an increase of 37.9% from $317.9 million in the second quarter of 2014 and 14.0% from $384.4 million in the first quarter of 2015. The strong year-over-year growth was due to continued solid performance in online advertising.

Online advertising revenues were $293.9 million, up 71.6% from the same period last year and 19.8% from the prior quarter. The strong year-over-year increase was primarily driven by incremental contribution from search monetization.

Internet value-added service revenues, which are mainly derived from game platform operations, were $122.2 million, down 16.4% from the same period last year and down 8.6% from the prior quarter. The year-over-year and sequential decline was mainly due to continued suspension of online lottery operations beginning in March.

Cost of Revenues

Cost of revenues were $104.3 million, compared to $66.6 million in the second quarter of 2014 and $79.6 million in the first quarter of 2015, representing an increase of 56.6% from the same period of last year and an increase of 31.1% from the prior quarter.

Operating Expenses

Operating expenses were $260.2 million, compared to $208.3 million in the second quarter of 2014 and $230.4 million in the first quarter of 2015. Non-GAAP operating expenses (1) were $232.5 million, compared to $182.6 million in the second quarter of 2014 and $209.7 million in the prior quarter.

The year-over-year and sequential increases in non-GAAP operating expenses(1) were mainly driven by increased marketing and promotional expenses, personnel-related costs, and bandwidth and equipment depreciation expenses, as we continued to strengthen our brand and market position and enhance our technology and product development capabilities into new initiatives.

Operating Income

Operating income was $81.1 million, compared to $43.9 million in the second quarter of 2014 and $75.9 million in the prior quarter.

Non-GAAP operating income(1) was $108.9 million, compared to $69.7 million in the second quarter of 2014 and $96.5 million in the prior quarter.

Operating margin was 18.5%, compared to 13.8% in the second quarter of 2014 and 19.7% in the prior quarter.

Non-GAAP operating margin(1) was 24.8%, compared to 21.9% in the second quarter of 2014 and 25.1% in the prior quarter.

The year-over-year increase in non-GAAP operating margin(1) was mainly due to leverage from revenue growth while the Company continues to invest in new product and business initiatives. The modest sequential decline in non-GAAP operating margin(1) reflected incremental expenses in marketing and promotional activities.

Net Income attributable to Qihoo 360

Net income attributable to Qihoo 360 was $81.4 million, compared to $39.1 million in the second quarter of 2014 and $53.0 million in the prior quarter.

Non-GAAP net income(1) attributable to Qihoo 360 was $116.9 million, compared to $69.2 million in the second quarter of 2014 and $81.9 million in the prior quarter.

Net Margin

Net margin was 18.6%, compared to 12.3% in the same period last year, and 13.8% in the prior quarter.

Non-GAAP net margin(1) was 26.7%, compared to 21.8% in the same period last year and 21.3% in the prior quarter.

Diluted Earnings per ADS

Diluted EPADS for the second quarter of 2015 was $0.62, and non-GAAP diluted EPADS(1) for the second quarter of 2015 was $0.82. The GAAP weighted average ADS(1) used in computing diluted EPADS was 143 million.

Cash Flows and Balance Sheet

Net cash generated from operations in the second quarter of 2015 was $128.8 million, compared to $57.7 million in the same period last year and $72.9 million in the prior quarter. Cash capital expenditures in the second quarter of 2015 were $31.6 million. As of June 30, 2015, the Company had cash and cash equivalents of approximately $1.2 billion.

Recent Developments

On June 17, 2015, the Company announced that its board of directors had received a preliminary non-binding “going-private” proposal from a group of investors led by Mr. Hongyi Zhou, chairman and chief executive officer of the Company.

On June 19, 2015, the Company’s board of directors formed a special committee consisting of three independent, disinterested directors, Dr. Eric Chen, Dr. Jianwen Liao and Dr. Ming Huang, to consider the abovementioned non-binding "going private" proposal. Dr. Eric Chen will chair the special committee. The special committee has retained Skadden, Arps, Slate, Meagher & Flom as its U.S. legal counsel, and J.P. Morgan Securities (Asia Pacific) Limited as its financial advisor, to assist it in this process.

The Board cautions the Company's shareholders and others considering trading in the Company's securities that no decision has been made on the response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Qihoo 360

Qihoo 360 Technology Co. Ltd. (NYSE: QIHU) is a leading Internet company in China. The Company is also the number one provider of Internet and mobile security products in China as measured by its user base, according to iResearch. Qihoo 360 also provides users with secure access points to the Internet via its market leading web browsers and application stores. The Company has built one of the largest open Internet platforms in China and monetizes its massive user base primarily through online advertising and through Internet value-added services on its open platform.

Forward-looking Statements

This press release contains statements that express the Company’s current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (the “Act”). The following cautionary statements are being made pursuant to the provisions of the Act and with the intention of obtaining the benefit of the “safe harbor” provisions of the Act. You can identify these forward- looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates," or in each case, their negatives or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this press release and include statements regarding the Company’s intentions, beliefs or current expectations concerning, among other things, its results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which it operates.

By their nature, forward-looking statements relate to events that involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Qihoo 360 and the industry in which it operates. Potential risks and uncertainties include, but are not limited to, those under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the SEC, and the following: the Company's ability to continue to innovate and provide attractive products and services to attract and retain users; the Company's ability to keep up with rapid changes in technologies and Internet-enabled devices; the Company's ability to leverage its user base to attract customers for our revenue-generating services; and the Company's dependence on online advertising for a substantial portion of our revenues; and the Company's ability to compete effectively. Although the Company has based these forward-looking statements on assumptions that it believes are reasonable when made, it cautions you that forward-looking statements are not guarantees of future performance and that the Company’s actual results of operations, financial condition and liquidity, and the development of the industry in which it operates may differ materially from those made in or suggested by the forward-looking statements contained in this press release. In addition, even if the Company’s results of operations, financial condition and liquidity, and the development of the industry in which it operates, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward- looking statements. Any forward-looking statement that the Company makes in this press release speaks only as of the date of such statement, and the Company undertakes no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments.

About Non-GAAP Financial Measures

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses and interest expense of Convertible Senior Notes. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.

In China:

Tel:	+86 10-5878-1574

E-mail:	ir@360.cn

In the U.S.:

The Piacente Group, Inc.

Don Markley

Tel: (212) 481-2050

E-mail: qihu@tpg-ir.com

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, except for shares and per share data)

(Unaudited)

	December 31,	June 30,
	2014	2015
ASSETS
Current assets:
Cash and cash equivalents	1,645,234	1,180,407
Restricted cash	2,053	1,074
Short-term investments	58,736	99,322
Accounts receivable (net of allowance for doubtful accounts of $2,410 and $2,251 as of December 31, 2014 and June 30, 2015, respectively)	154,287	220,432
Prepaid expenses and other current assets	230,995	176,840
Deferred tax assets – current	4,844	2,045
Total current assets	2,096,149	1,680,120
Property and equipment, net	272,026	264,734
Land use rights, net	139,107	137,555
Acquired intangible assets, net	51,289	70,687
Goodwill	344,630	313,815
Long-term investments	314,979	918,566
Other noncurrent assets	97,025	67,597
Deferred tax assets – noncurrent	16,365	19,162
TOTAL ASSETS	3,331,570	3,472,236

LIABILITIES
Current liabilities (including amounts of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $367,837 and $284,277 as of December 31, 2014 and June 30, 2015, respectively):

Accounts payable	121,115	147,947
Accrued expenses and other current liabilities	299,920	345,546
Deferred revenue-current	72,890	50,264
Income tax payable	46,304	46,938
Total current liabilities	540,229	590,695

Non-current liabilities (including amounts of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $9,611 and $21,440 as of December 31,2014 and June 30, 2015, respectively):

Deferred tax liabilities – noncurrent	8,516	19,345
Deferred revenue-noncurrent	2,281	1,792
Long-term debt	1,635,000	1,635,000
Other noncurrent liabilities	3,276	3,279

TOTAL LIABILITIES	2,189,302	2,250,111
EQUITY
Total Qihoo 360 Technology Co. Ltd. shareholders’ equity	1,028,598	1,089,860
Noncontrolling interest	113,670	132,265
Total equity	1,142,268	1,222,125
TOTAL LIABILITIES AND EQUITY	3,331,570	3,472,236

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Statements of Income

(U.S. dollars in thousands, except for shares and per share data)

(Unaudited)

	Three Months Ended			Six Months Ended
	June 30, 2014	March 31, 2015	June 30, 2015	June 30, 2014	June 30, 2015
Revenues:	317,914	384,359	438,328	583,056	822,687
Cost of revenues:	66,626	79,605	104,335	117,016	183,940
Subsidy income	920	1,463	7,347	920	8,810
Operating expenses:
Selling and marketing	84,907	90,564	106,242	153,640	196,806
General and administrative	22,511	27,814	37,279	44,277	65,093
Product and development	100,931	111,979	116,676	185,574	228,655
Total operating expenses	208,349	230,357	260,197	383,491	490,554

Income from operations	43,859	75,860	81,143	83,469	157,003
Interest income	4,999	7,269	6,942	9,919	14,211
Interest expenses	(4,462)	(8,483)	(7,946)	(8,777)	(16,429)
Other income	295	362	435	502	797
Exchange gain (loss)	564	1,912	40	(11,725)	1,952
Gain (loss) in connection with short-term investments	7,304	(9,708)	57,995	7,348	48,287
(Loss) gain in connection with long-term investments	(863)	2,721	(26,296)	26,789	(23,575)
Income before income tax expense and loss from equity method investments	51,696	69,933	112,313	107,525	182,246
Income tax expense	(10,991)	(18,167)	(25,600)	(16,880)	(43,767)
Loss on equity method investment s	(3,730)	(5,604)	(15,130)	(5,748)	(20,734)

Net income	36,975	46,162	71,583	84,897	117,745

Add: Net loss attributable to noncontrolling interest	2,149	6,868	9,768	3,348	16,636

Net income attributable to Qihoo 360 Technology Co. Ltd.	39,124	53,030	81,351	88,245	134,381

Net income per ordinary share-basic	0.21	0.28	0.44	0.48	0.72
Net income per ordinary share-diluted	0.20	0.27	0.42	0.45	0.69

Weighted average shares used in calculating net income per ordinary share- basic (in millions)	185	187	185	184	186
Weighted average shares used in calculating net income per ordinary share-diluted (in millions)	198	196	214	198	195

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Statements of Cash Flows

(U.S. dollars in thousands)

(Unaudited)

	Three-months period ended
	June 30, 2014	June 30, 2015
Cash flows from operating activities:
Net income	36,975	71,583
Share-based compensation	25,798	27,741
Depreciation and amortization	19,705	31,032
Loss on disposal of fixed assets	90	150
Amortization of land use right	427	822
Loss from impairment of intangible assets	-	1,165
Loss from impairment of goodwill	-	7,751
Provision of allowance for doubtful accounts	125	(197)
Gain in connection with short-term investments	(7,304)	(57,995)
Loss on equity method investments	3,730	15,130
Loss in connection with long-term investments	863	26,296
Changes in operating assets and liabilities	(22,754)	5,335
Net cash provided by operating activities	57,655	128,813
Cash flows from investing activities:
(Increase) decrease in restricted cash	(3,370)	1,509
Purchase of property and equipment and intangible assets	(41,443)	(31,569)
Proceeds from disposal of property and equipment and intangible assets	19	83
Payment for short-term investment and long-term investments	(81,627)	(531,734)
Cash collected from sale of long-term investments and a subsidiary	3,965	18,341
Proceeds from sale of short-term investments	27,352	88,065
Dividend proceeds received by company	-	2,015
Net cash paid in connection with business acquisitions	(74,989)	(649)
Net cash used in investing activities	(170,093)	(453,939)

Cash flows from financing activities:
Proceeds from exercise of share option	1,565	5,255
Payment for short term loans	(4,075)	-
Deferred payment for acquisition of business	-	(14,243)
Capital contribution from noncontrolling interest	-	20,635
Net cash (used in) provided by financing activities	(2,510)	11,647

Effect of exchange rate changes	202	140
DECREASE IN CASH	(114,746)	(313,339)
CASH, BEGINNING OF PERIOD	901,567	1,493,746
CASH, END OF PERIOD	786,821	1,180,407

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(U.S. dollars in thousands, except for per share data)

	Three Months Ended June 30, 2014				Three Months Ended March 31, 2015				Three Months Ended June 30, 2015
		Adjustment	Adjustment	Non-		Adjustment	Adjustment	Non-		Adjustment	Adjustment	Non-
	GAAP	(b)	(c)	GAAP	GAAP	(b)	(c)	GAAP	GAAP	(b)	(c)	GAAP

Operating expenses	208,349	(25,798)	-	182,551	230,357	(20,625)		209,732	260,197	(27,741)	-	232,456

Income from operations	43,859	25,798		69,657	75,860	20,625		96,485	81,143	27,741	-	108,884
Operating margin	13.8%			21.9%	19.7%			25.1%	18.5%			24.8%

Net income attributable to Qihoo 360 Technology Co. Ltd.	39,124	25,798	4,325	69,247	53,030	20,476	8,371	81,877	81,351	27,594	7,940	116,885
Net margin	12.3%			21.8%	13.8%			21.3%	18.6%			26.7%
Diluted earnings per ADS	0.30			0.50	0.41			0.57	0.62			0.82

	Six Months Ended June 30, 2014				Six Months Ended June 30, 2015
	GAAP	Adjustment (b)	Adjustment (c)	Non- GAAP	GAAP	Adjustment (b)	Adjustment (c)	Non- GAAP

Operating expenses	383,491	(45,730)	-	337,761	490,554	(48,366)	-	442,188

Income from operations	83,469	45,730	-	129,199	157,003	48,366	-	205,369
Operating margin	14.3%			22.2%	19.1%			25.0%

Net income attributable to Qihoo 360 Technology Co. Ltd.	88,245	45,730	8,604	142,579	134,381	48,070	16,311	198,762
Net margin	15.1%			24.5%	16.3%			24.2%
Diluted earnings per ADS	0.67			1.04	1.03			1.38

(b): Adjustment to exclude the share-based compensation expense of each period.

(c): Adjustment to exclude the interest expense of Convertible Senior Notes of each period.